SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 10-SB

GENERAL FORM FOR REGISTRATION OF SECURITIES

OF SMALL BUSINESS ISSUERS

Under Section 12(b) or (g) of the Securities Exchange Act of 1934

NB MANUFACTURING, INC.

(Name of Small Business Issuer in its charter)

Nevada	20-0853320
State or other jurisdiction of	I.R.S. Employer
incorporation or organization)	Identification No.)

2560 W. Main Street, Suite 200

Littleton, CO  80123

(Address of Principal Executive Offices including Zip Code)

Issuer’s telephone number:  303-794-9450

Securities to be registered under Section 12(b) of the Act:

Title of each class	Name of each exchange on which
to be so registered	Each class is to be registered

Securities to be registered under Section 12(g) of the Act:

    Common, Par Value $.0001

(Title of Class)

INFORMATION REQUIRED IN REGISTRATION STATEMENT

This Form 10-SB contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  For this purpose any statements contained in this Form 10-SB that are not statements of historical fact may be deemed to be forward-looking statements.  Without limiting the foregoing, words such as “may,” “will,” “expect,” “believe,” “anticipate,” “estimate” or “continue” or comparable terminology are intended to identify forward-looking statements.  These statements by their nature involve substantial risks and uncertainties, and actual results may differ materially depending on a variety of factors, many of which are not within the Company’s control.  These factors include but are not limited to economic conditions generally and in the industries in which the Company may participate; competition within the Company’s chosen industry, including competition from much larger competitors; technological advances and failure by the Company to successfully develop business relationships.

PART I

Item 1.

Description of Business.

NB Manufacturing, Inc. was incorporated on September 19, 2001 in Nevada. The Company was established pursuant to a US Bankruptcy Court Chapter 11 Reorganization Plan for New Bridge Products, Inc., confirmed on June 17, 2002 (CASE NO. 00-13546-ECF-RIN). The Plan provided for New Bridge Products, Inc. to become a holding company for three operating subsidiaries, based on logical divisions of business operations and new business opportunities. NB Manufacturing, Inc., as one of the subsidiaries, was to subcontract with third parties for the cost intensive manufacturing of parts and products. The other two subsidiaries were to focus on design, licensing and distribution.

The Company was not successful in its reorganized business and has now focused its efforts on seeking a business opportunity.  The Company will attempt to locate and negotiate with a business entity for the merger of that target company into the Company. In certain instances, a target company may wish to become a subsidiary of the Company or may wish to contribute assets to the Company rather than merge. No assurances can be given that the Company will be successful in locating or negotiating with any target company. The Company will provide a method for a foreign or domestic private company to become a reporting (“public”) company whose securities are qualified for trading in the United States secondary market.

PERCEIVED BENEFITS

There are certain perceived benefits to being a reporting company with a class of publicly-traded securities. These are commonly thought to include the following:

* the ability to use registered securities to make acquisitions of assets or businesses;

* increased visibility in the financial community;

* the facilitation of borrowing from financial institutions;

* improved trading efficiency;

* shareholder liquidity;

* greater ease in subsequently raising capital;

* compensation of key employees through stock options;

* enhanced corporate image;

* a presence in the United States capital market

POTENTIAL TARGET COMPANIES

A business entity, if any, which may be interested in a business combination with the Company may include the following:

* a company for which a primary purpose of becoming public is the use of its securities for the acquisition of assets or businesses;

* a company which is unable to find an underwriter of its securities or is unable to find an underwriter of securities on terms acceptable to it;

* a company which wishes to become public with less dilution of its common stock than would occur upon an underwriting;

* a company which believes that it will be able to obtain investment capital on more favorable terms after it has become public;

* a foreign company which may wish an initial entry into the United States securities market;

* a special situation company, such as a company seeking a public market to satisfy redemption requirements under a qualified Employee Stock Option Plan;

* a company seeking one or more of the other perceived benefits of becoming a public company.

A business combination with a target company will normally involve the transfer to the target company of the majority of the issued and outstanding common stock of the Company, and the substitution by the target company of its own management and board of directors. No assurances can be given that the Company will be able to enter into a business combination, as to the terms of a business combination, or as to the nature of the target company. The Company is voluntarily filing this Registration Statement with the Securities and Exchange Commission and is under no obligation to do so under the Securities Exchange Act of 1934.

RISK FACTORS

The Company's business is subject to numerous risk factors, including the following.

NO OPERATING HISTORY OR REVENUE AND MINIMAL ASSETS.

The Company has had very limited operating history and minimal revenues or earnings from operations. The Company has no significant assets or financial resources. The Company will, in all likelihood, sustain operating expenses without corresponding revenues, at least until the consummation of a business combination. This may result in the Company incurring a net operating loss which will increase continuously until the Company can consummate a business combination with a target company. There is no assurance that the Company can identify such a target company and consummate such a business combination.

SPECULATIVE NATURE OF THE COMPANY'S PROPOSED OPERATIONS.

The success of the Company's proposed plan of operation will depend to a great extent on the operations, financial condition and management of the identified target company. While management will prefer business combinations with entities having established operating histories, there can be no assurance that the Company will be successful in locating candidates meeting such criteria. In the event the Company completes a business combination, of which there can be no assurance, the success of the Company's operations will be dependent upon management of the target company and numerous other factors beyond the Company's control.

SCARCITY OF AND COMPETITION FOR BUSINESS OPPORTUNITIES AND COMBINATIONS.

The Company is and will continue to be an insignificant participant in the business of seeking mergers with and acquisitions of business entities. A large number of established and well-financed entities, including venture capital firms, are active in mergers and acquisitions of companies which maybe merger or acquisition target candidates for the Company. Nearly all such entities have significantly greater financial resources, technical expertise and managerial capabilities than the Company and, consequently, the Company will be at a competitive disadvantage in identifying possible business opportunities and successfully completing a business combination. Moreover, the Company will also compete with numerous other small public companies in seeking merger or acquisition candidates.

NO AGREEMENT FOR BUSINESS COMBINATION OR OTHER TRANSACTION--NO STANDARDS FOR BUSINESS COMBINATION.

The Company has no current arrangement, agreement or understanding with respect to engaging in a merger with or acquisition of a specific business entity. There can be no assurance that the Company will be successful in identifying and evaluating suitable business opportunities or in concluding a business combination. Management has not identified any particular industry or specific business within an industry for evaluation by the Company. There is no assurance that the Company will be able to negotiate a business combination on terms favorable to the Company. The Company has not established a specific length of operating history or a specified level of earnings, assets, net worth or other criteria which it will require a target company to have achieved, or without which the Company would not consider a business combination with such business entity. Accordingly, the Company may enter into a business combination with a business entity having no significant operating history, losses, limited or no potential for immediate earnings, limited assets, negative net worth or other negative characteristics.

CONTINUED MANAGEMENT CONTROL, LIMITED TIME AVAILABILITY.

While seeking a business combination, management anticipates devoting only a limited amount of time per month to the business of the Company. The Company's officers have not entered into a written employment agreement with the Company and are not expected to do so in the foreseeable future. The Company has not obtained key man life insurance on its officers and directors. Notwithstanding the combined limited experience and time commitment of management, loss of the services of these individuals would adversely affect development of the Company's business and its likelihood of continuing operations.

CONFLICTS OF INTEREST--GENERAL.

The Company's officers and directors participate in other business ventures which may compete directly with the Company. Additional conflicts of interest and non-arms length transactions may also arise in the future.  Management has adopted a policy that the Company will not seek a merger with, or acquisition of, any entity in which any member of management serves as an officer, director or partner, or in which they or their family members own or hold any ownership interest. See “ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS--Conflicts of Interest.”

REPORTING REQUIREMENTS MAY DELAY OR PRECLUDE ACQUISITION.

Section 13 of the Securities Exchange Act of 1934 (the "Exchange Act") requires companies subject thereto to provide certain information about significant acquisitions including certified financial statements for the company acquired covering one or two years, depending on the relative size of the acquisition. The time and additional costs that may be incurred by some target companies to prepare such financial statements may significantly delay or essentially preclude consummation of an otherwise desirable acquisition by the Company. Acquisition prospects that do not have or are unable to obtain the required audited statements may not be appropriate for acquisition so long as the reporting requirements of the Exchange Act are applicable.

LACK OF MARKET RESEARCH OR MARKETING ORGANIZATION.

The Company has neither conducted, nor have others made available to it, market research indicating that demand exists for the transactions contemplated by the Company. Even in the event demand exists for a merger or acquisition of the type contemplated by the Company, there is no assurance the Company will be successful in completing any such business combination.

LACK OF DIVERSIFICATION.

The Company's proposed operations, even if successful, will in all likelihood result in the Company engaging in a business combination with only one business entity. Consequently, the Company's activities will be limited to those engaged in by the business entity which the Company merges with or acquires. The Company's inability to diversify its activities into a number of areas may subject the Company to economic fluctuations within a particular business or industry and therefore increase the risks associated with the Company's operations.

REGULATION UNDER INVESTMENT COMPANY ACT.

Although the Company will be subject to regulation under the Exchange Act, management believes the Company will not be subject to regulation under the Investment Company Act of 1940, insofar as the Company will not be engaged in the business of investing or trading in securities. In the event the Company engages in business combinations which result in the Company holding passive investment interests in a number of entities, the Company could be subject to regulation under the Investment Company Act of 1940. In such event, the Company would be required to register as an investment company and could be expected to incur significant registration and compliance costs. The Company has obtained no formal determination from the Securities and Exchange Commission as to the status of the Company under the Investment Company Act of 1940 and, consequently, any violation of such Act could subject the Company to material adverse consequences.

PROBABLE CHANGE IN CONTROL AND MANAGEMENT.

A business combination involving the issuance of the Company's common stock will, in all likelihood, result in shareholders of a target company obtaining a controlling interest in the Company. Any such business combination may require shareholders of the Company to sell or transfer all or a portion of the Company's common stock held by them. The resulting change in control of the Company will likely result in removal of the present officer and director of the Company and a corresponding reduction in or elimination of his participation in the future affairs of the Company.  Currently, there are no pending acquisitions, business combinations or mergers.

REDUCTION OF PERCENTAGE SHARE OWNERSHIP FOLLOWING BUSINESS COMBINATION.

The Company's primary plan of operation is based upon a business combination with a business entity which, in all likelihood, will result in the Company issuing securities to shareholders of such business entity. The issuance of previously authorized and unissued common stock of the Company would result in reduction in percentage of shares owned by the present shareholders of the Company and would most likely result in a change in control or management of the Company.

TAXATION.

Federal and state tax consequences will, in all likelihood, be major considerations in any business combination the Company may undertake. Currently, such transactions may be structured so as to result in tax-free treatment to both companies, pursuant to various federal and state tax provisions. The Company intends to structure any business combination so as to minimize the federal and state tax consequences to both the Company and the target company; however, there can be no assurance that such business combination will meet the statutory requirements of a tax-free reorganization or that the parties will obtain the intended tax-free treatment upon a transfer of stock or assets. A non-qualifying reorganization could result in the imposition of both federal and state taxes which may have an adverse effect on both parties to the transaction.

REQUIREMENT OF AUDITED FINANCIAL STATEMENTS MAY DISQUALIFY BUSINESS OPPORTUNITIES.

Management of the Company will request that any potential business opportunity provide audited financial statements. One or more attractive business opportunities may choose to forego the possibility of a business combination with the Company rather than incur the expenses associated with preparing audited financial statements. In such case, the Company may choose to obtain certain assurances as to the target company's assets, liabilities, revenues and expenses prior to consummating a business combination, with further assurances that an audited financial statement would be provided after closing of such a transaction.  Closing documents relative thereto may include representations that the audited financial statements will not materially differ from the representations included in such closing documents.

Item 2.

Plan of Operation

The Company intends to merge with or acquire a business entity in exchange for the Company's securities. The Company has no particular acquisition in mind and has not entered into any negotiations regarding such an acquisition. Neither the Company's officers and directors nor any affiliate has engaged in any negotiations with any representative of any company regarding the possibility of an acquisition or merger between the Company and such other company. Management anticipates seeking out a target company through solicitation. Such solicitation may include newspaper or magazine advertisements, mailings and other distributions to law firms, accounting firms, investment bankers, financial advisors and similar persons, the use of one or more World Wide Web sites and similar methods. No estimate can be made as to the number of persons who will be contacted or solicited. Management may engage in such solicitation directly or may employ one or more other entities to conduct or assist in such solicitation. Management and its affiliates pay referral fees to consultants and others who refer target businesses for mergers into public companies in which management and its affiliates have an interest. Payments are made if a business combination occurs, and may consist of cash or a portion of the stock in the Company retained by management and its affiliates, or both. The Company has no full time employees. The Company's president has agreed to allocate a portion of his time to the activities of the Company, without compensation. The president anticipates that the business plan of the Company can be implemented by his devoting no more than 40 hours per month to the business affairs of the Company and, consequently, conflicts of interest may arise with respect to the limited time commitment by such officer.

The Certificate of Incorporation of the Company provides that the Company may indemnify officers and/or directors of the Company for liabilities, which can include liabilities arising under the securities laws. Therefore, assets of the Company could be used or attached to satisfy any liabilities subject to such indemnification.

GENERAL BUSINESS PLAN.

The Company's purpose is to seek, investigate and, if such investigation warrants, acquire an interest in a business entity which desires to seek the perceived advantages of a corporation which has a class of securities registered under the Exchange Act.  The Company will not restrict its search to any specific business, industry, or geographical location and the Company may participate in a business venture of virtually any kind or nature. Management anticipates that it will be able to participate in only one potential business venture because the Company has nominal assets and limited financial resources. See ITEM F/S, "FINANCIAL STATEMENTS."

This lack of diversification should be considered a substantial risk to the shareholders of the Company because it will not permit the Company to offset potential losses from one venture against gains from another. The Company may seek a business opportunity with entities which have recently commenced operations, or which wish to utilize the public marketplace in order to raise additional capital in order to expand into new products or markets, to develop a new product or service, or for other corporate purposes. The Company may acquire assets and establish wholly-owned subsidiaries in various businesses or acquire existing businesses as subsidiaries. The Company anticipates that the selection of a business opportunity in which to participate will be complex and extremely risky. Management believes (but has not conducted any research to confirm) that there are business entities seeking the perceived benefits of a publicly registered corporation. Such perceived benefits may include facilitating or improving the terms on which additional equity financing may be sought, providing liquidity for incentive stock options or similar benefits to key employees, increasing the opportunity to use securities for acquisitions, providing liquidity for shareholders and other factors. Business opportunities may be available in many different industries and at various stages of development, all of which will make the task of comparative investigation and analysis of such business opportunities difficult and complex. The Company has, and will continue to have, no capital with which to provide the owners of business entities with any cash or other assets. However, management believes the Company will be able to offer owners of acquisition candidates the opportunity to acquire a controlling ownership interest in a public company without incurring the cost and time required to conduct an initial public offering. Management has not conducted market research and is not aware of statistical data to support the perceived benefits of a merger or acquisition transaction for the owners of a business opportunity.

The analysis of new business opportunities will be undertaken by, or under the supervision of, the officers and directors of the Company, who are not  professional business analysts. In analyzing prospective business opportunities, management may consider such matters as the available technical, financial and managerial resources; working capital and other financial requirements; history of operations, if any; prospects for the future; nature of present and expected competition; the quality and experience of management services which may be available and the depth of that management; the potential for further research, development, or exploration; specific risk factors not now foreseeable but which then may be anticipated to impact the proposed activities of the Company; the potential for growth or expansion; the potential for profit; the perceived public recognition or acceptance of products, services, or trades; name identification; and other relevant factors. This discussion of the proposed criteria is not meant to be restrictive of the Company's virtually unlimited discretion to search for and enter into potential business opportunities.

The Exchange Act requires that any merger or acquisition candidate comply with certain reporting requirements, which include providing audited financial statements to be included in the reporting filings made under the Exchange Act. The Company will not acquire or merge with any company for which audited financial statements cannot be obtained at or within a reasonable period of time after closing of the proposed transaction.

The Company may enter into a business combination with a business entity that desires to establish a public trading market for its shares. A target company may attempt to avoid what it deems to be adverse consequences of undertaking its own public offering by seeking a business combination with the Company. Such consequences may include, but are not limited to, time delays of the registration process, significant expenses to be incurred in such an offering, loss of voting control to public shareholders or the inability to obtain an underwriter or to obtain an underwriter on satisfactory terms. The Company will not restrict its search for any specific kind of business entities, but may acquire a venture that is in its preliminary or development stage, which is already in operation, or in essentially any stage of its business life. It is impossible to predict at this time the status of any business in which the Company may become engaged, in that such business may need to seek additional capital, may desire to have its shares publicly traded, or may seek other perceived advantages which the Company may offer. Management of the Company, which in all likelihood will not be experienced in matters relating to the business of a target company, will rely upon its own efforts in accomplishing the business purposes of the Company.

Outside consultants or advisors may be utilized by the Company to assist in the search for qualified target companies. If the Company does retain such an outside consultant or advisor, any cash fee earned by such person will need to be assumed by the target company, as the Company has limited cash assets with which to pay such obligation.

Following a business combination the Company may benefit from the services of others in regard to accounting, legal services, underwritings and corporate public relations. If requested by a target company, management may recommend one or more underwriters, financial advisors, accountants, public relations firms or other consultants to provide such services. A potential target company may have an agreement with a consultant or advisor providing that services of the consultant or advisor be continued after any business combination. Additionally, a target company may be presented to the Company only on the condition that the services of a consultant or advisor be continued after a merger or acquisition. Such preexisting agreements of target companies for the continuation of the services of attorneys, accountants, advisors or consultants could be a factor in the selection of a target company.

ACQUISITION OF OPPORTUNITIES

In implementing a structure for a particular business acquisition, the Company may become a party to a merger, consolidation, reorganization, joint venture, or licensing agreement with another corporation or entity. It may also acquire stock or assets of an existing business. On the consummation of a transaction, it is likely that the present management and shareholders of the Company will no longer be in control of the Company. In addition, it is likely that the Company's officer and director will, as part of the terms of the acquisition transaction, resign and be replaced by one or more new officers and directors. It is anticipated that any securities issued in any such reorganization would be issued in reliance upon exemption from registration under applicable federal and state securities laws. In some circumstances, however, as a negotiated element of its transaction, the Company may agree to register all or a part of such securities immediately after the transaction is consummated or at specified times thereafter. If such registration occurs, of which there can be no assurance, it will be undertaken by the surviving entity after the Company has entered into an agreement for a business combination or has consummated a business combination and the Company is no longer considered a blank check company. The issuance of additional securities and their potential sale into any trading market which may develop in the Company's securities may depress the market value of the Company's securities in the future if such a market develops, of which there is no assurance. While the terms of a business transaction to which the Company may be a party cannot be predicted, it is expected that the parties to the business transaction will desire to avoid the creation of a taxable event and thereby structure the acquisition in a “tax-free” reorganization under Sections 351 or 368 of the Internal Revenue Code of 1986, as amended (the "Code"). With respect to any merger or acquisition negotiations with a target company, management expects to focus on the percentage of the Company which target company shareholders would acquire in exchange for their shareholdings in the target company. Depending upon, among other things, the target company's assets and liabilities, the Company's shareholders will in all likelihood hold a substantially lesser percentage ownership interest in the Company following any merger or acquisition. The percentage of ownership may be subject to significant reduction in the event the Company acquires a target company with substantial assets. Any merger or acquisition effected by the Company can be expected to have a significant dilutive effect on the percentage of shares held by the Company's shareholders at such time. The Company will participate in a business opportunity only after the negotiation and execution of appropriate agreements. Although the terms of such agreements cannot be predicted, generally such agreements will require certain representations and warranties of the parties thereto, will specify certain events of default, will detail the terms of closing and the conditions which must be satisfied by the parties prior to and after such closing and will include miscellaneous other terms.

The Company will not acquire or merge with any entity which cannot provide audited financial statements at or within a reasonable period of time after closing of the proposed transaction.  The Company is subject to all of the reporting requirements included in the Exchange Act. Included in these requirements is the duty of the Company to file audited financial statements as part of its Form 8-K to be filed with the Securities and Exchange Commission upon consummation of a merger or acquisition, as well as the Company's audited financial statements included in its annual report on Form 10-K (or 10-KSB, as applicable). If such audited financial statements are not available at closing, or within time parameters necessary to insure the Company's compliance with the requirements of the Exchange Act, or if the audited financial statements provided do not conform to the representations made by the target company, the closing documents may provide that the proposed transaction will be voidable at the discretion of the present management of the Company.

Robert Lazzeri, the President and a Director of the Company, has orally agreed that he will advance to the Company any additional funds which the Company needs for operating capital and for costs in connection with searching for or completing an acquisition or merger. There is no minimum or maximum amount of Mr. Lazzeri’s advance to the Company. The Company will not borrow any funds to make any payments to the Company's promoters, management or their affiliates or associates. The Board of Directors has passed a resolution which contains a policy that the Company will not seek an acquisition or merger with any entity in which the Company's officer, director, and shareholders or any affiliate or associate serves as an officer or director or holds any ownership interest.

COMPETITION

The Company will remain an insignificant participant among the firms which engage in the acquisition of business opportunities. There are many established venture capital and financial concerns that have significantly greater financial and personnel resources and technical expertise than the Company. In view of the Company's combined extremely limited financial resources and limited management availability, the Company will continue to be at a significant competitive disadvantage compared to the Company's competitors.

Item 3.

Description of Property

The Company has no properties and at this time has no agreements to acquire any properties. The Company currently uses the offices of Mr. Robert Lazzeri In the fourth quarter of 2006, the Company began accruing $1,500 per month reimbursement for out-of-pocket office expenses such as telephone, postage and supplies and administrative support to a company controlled by a stockholder of the Company. $5,294 was payable to the related company as of March 31, 2007.  Mr. Lazzeri has agreed to continue this arrangement until the Company completes an acquisition or merger.

CONFLICTS OF INTEREST

Mr. Lazzeri will be responsible for seeking, evaluating, negotiating and consummating a business combination with a target company which may result in terms providing benefits to Mr. Lazzeri.  Demands may be placed on the time of Mr. Lazzeri which will detract from the amount of time he is able to devote to the Company. Mr. Lazzeri intends to devote as much time to the activities of the Company as required. However, should such a conflict arise, there is no assurance that Mr. Lazzeri would not attend to other matters prior to those of the Company. Mr. Lazzeri projects that initially up to forty hours per month of his time may be spent locating a target company which amount of time would increase when the analysis of, and negotiations and consummation with, a target company are conducted.  Mr. Lazzeri currently owns 7,300 shares of common stock of the Company which represents 0.6% of the total issued and outstanding shares of the Company and is the president, director and controlling shareholder of the Company.  At the time of a business combination, management expects that some or all of the shares of Common Stock owned by Mr. Lazzeri will be purchased by the target company or retired by the Company. The amount of Common Stock sold or continued to be owned by Mr. Lazzeri cannot be determined at this time. The terms of business combination may include such terms as Mr. Lazzeri remaining a director or officer of the Company.  The terms of a business combination may provide for a payment by cash or otherwise Mr. Lazzeri for the purchase of all or part of their common stock of the Company by a target company or for services rendered incident to or following a business combination. Mr. Lazzeri would directly benefit from such employment or payment. Such benefits may influence Mr. Lazzeri’s choice of a target company. The Company may agree to pay finder's fees, as appropriate and allowed, to unaffiliated persons who may bring a target company to the Company where that reference results in a business combination. No finder's fee of any kind will be paid by the Company to management or promoters of the Company or to their associates or affiliates. No loans of any type have, or will be, made by the Company to management or promoters of the Company or to any of their associates or affiliates. The Company will not enter into a business combination, or acquire any assets of any kind for its securities, in which management or promoters of the Company or any affiliates or associates have any interest, direct or indirect.

Management has adopted certain policies involving possible conflicts of interest, including prohibiting any of the following transactions involving management, promoters, shareholders or their affiliates: (i) Any lending by the Company to such persons; (ii) The issuance of any additional securities to such persons prior to a business combination; (iii) The entering into any business combination or acquisition of assets in which such persons have any interest, direct or indirect; or (iv) The payment of any finder's fees to such persons. These policies have been adopted by the Board of Directors of the Company, and any changes in these provisions require the approval of the Board of Directors. Management does not intend to propose any such action and does not anticipate that any such action will occur. There are no binding guidelines or procedures for resolving potential conflicts of interest. Failure by management to resolve conflicts of interest in favor of the Company could result in liability of management to the Company. However, any attempt by shareholders to enforce a liability of management to the Company would most likely be prohibitively expensive and time consuming.

INVESTMENT COMPANY ACT OF 1940

Although the Company will be subject to regulation under the Securities Act of 1933 and the Securities Exchange Act of 1934, management believes the Company will not be subject to regulation under the Investment Company Act of 1940 insofar as the Company will not be engaged in the business of investing or trading insecurities. In the event the Company engages in business combinations which result in the Company holding passive investment interests in a number of entities the Company could be subject to regulation under the Investment Company Act of 1940. In such event the Company would be required to register as an investment company and could be expected to incur significant registration and compliance costs. The Company has obtained no formal determination from the Securities and Exchange Commission as to the status of the Company under the Investment Company Act of 1940. Any violation of such Act would subject the Company to material adverse consequences.

Item 4.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth as of May 31, 2007, the name and the number of shares of the Registrant’s Common Stock, par value, $0.0001 per share, held of record or beneficially by each person who held of record, or was known by the Registrant to own beneficially, more than 5% of the 1,200,028 issued and outstanding shares of the Registrant’s Common Stock, and the name and shareholdings of each director and of all officers and directors as a group.

Title of	Name and Address of	Amount and Nature of	Percentage of Class
Class	Beneficial Owner	Beneficial Ownership

Common	Robert Lazzeri (1)	7,300	0.6%
	2560 W. Main Street
	Suite 200
	Littleton, CO 80123

	Derold L. Kelley (1)	1,239	0.1%
	3410 W. Glendale Ave., Suite D
	Phoenix, AZ 85051
	EARNCO M.P.P.P.	304,000	25.33%
	2560 W. Main St., Suite 200
	Littleton, CO 80120

	Mathis Family Partners, Ltd	496,000	41.33%
	2560 W. Main St., Suite 200
	Littleton, CO 80120

	Underwood Family Partners, Ltd.	200,000	16.66%
	5 Eagle Pointe Lane
	Castle Rock, CO 80108

Total Officers and Directors		8,539	0.7%
As a Group (2 People)

(1) Officer and/or director.

There are no contracts or other arrangements that could result in a change of control of the Company.

Item 5.

Directors, Executive Officers, Promoters and Control Persons

The following table sets forth as of May 31, 2007, the name, age, and position of each executive officer and director and the term of office of each director of the Corporation.

Name	Age	Position	Director or Officer Since

Robert Lazzeri	45	President and Director	December 2006

Derold L. Kelly	51	Secretary/Treasurer and Director	September 2001

All officers hold their positions at the will of the Board of Directors.  All directors hold their positions for one year or until their successors are elected and qualified.

Set forth below is certain biographical information regarding the Company’s executive officer and director:

Robert Lazzeri.  President and Director.  Mr. Lazzeri, is a private investor and business executive. From August 2006 to the present, Mr. Lazzeri has been a Principal with Inverness Investments, Inc., a privately-held financial consulting company in Littleton, Colorado. From February 2003 to present, Mr. Lazzeri has been a Managing Member of Black Diamond Industries, LLC, a privately-held strategic investment company. From October 1999 to April 2002 Mr. Lazzeri was Chief Executive Officer and Director of PentaStar Communications, Inc. From October 1989 to October 1999 Mr. Lazzeri was a partner and Senior Vice President with Daniels & Associates’ investment banking group in Denver, Colorado. From 1983 to 1989 Mr. Lazzeri worked for five years in a “Big Eight” Public Accounting  firm and then in Corporate Finance for a private company. Mr. Lazzeri graduated with a Bachelor of Science degree in Accounting from the University of Colorado. He is a CPA.

Derold L. Kelly  Secretary/Treasurer and Director.  From 1978 until his honorable discharge in 1984, Mr. Kelley was in the United States Air Force.  From 1984, through December 2001 Mr. Kelley has been a founder and an executive officer of New Bridge Manufacturing Inc. and it’s prior corporation Care Concepts, Inc, responsible for supervising the Company’s production facilities.  Mr. Kelley served as a director and secretary until the company ceased operations in 2001.  From 2001 until 2002 Mr. Kelley was involved in private investing for his own account.  In 2002 Mr. Kelley was a founder of On Line Pest Control and served as it’s president until July 2005, when Mr. Kelley formed Are You Bugged Inc,. where he continues to serve as it’s president.  Mr. Kelley continues to devote his time as required to NB Manufacturing to perform his duties.

To the knowledge of management, during the past five years, no present or former director, executive officer or person nominated to become a director or an executive officer of the Company:

(1) filed a petition under the federal bankruptcy laws or any state insolvency law, nor had a receiver, fiscal agent or similar officer appointed by a court for the business or property of such person, or any partnership in which he was a general partner at or within two years before the time of such filing, or any corporation or business association of which he was an executive officer at or within two years before the time of such filing;

(2) was convicted in a criminal proceeding or named subject of a pending criminal proceeding (excluding traffic violations or other minor offenses);

(3) was the subject of any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining him from or otherwise limiting, the following activities:

(i) acting as a futures commission merchant, introducing broker, commodity trading advisor, commodity pool operator, floor broker, leverage transaction merchant, associated person of any of the foregoing, or as an investment advisor, underwriter, broker or dealer in securities, or as an affiliate person, director or employee of any investment company, or engaging in or continuing any conduct or practice in connection with such activity;

(ii) engaging in any type of business practice; or

(iii) engaging in any activity in connection with the purchase or sale of any security or commodity or in connection with any violation of federal or state securities laws or federal commodities laws;

(4) was the subject of any order, judgment, or decree, not subsequently reversed, suspended, or vacated, of any federal or state authority barring, suspending, or otherwise limiting for more than 60 days the right of such person to engage in any activity described above under this Item, or to be associated with persons engaged in any such activity.

(5) was found by a court of competent jurisdiction in a civil action or by the Securities and Exchange Commission to have violated any federal or state securities law, and the judgment in such civil action or finding by the Securities and Exchange Commission has not been subsequently reversed, suspended, or vacated

(6) was found by a court of competent jurisdiction in a civil action or by the Commodity Futures Trading Commission to have violated any federal Commodities law, and the judgment in such civil action or finding by the Commodity Futures Trading Commission has not been subsequently reversed, suspended or vacated.

Other than as indicated below, our Officers and Directors have not been involved in any prior blank check or public reporting companies.

Name	Company	Positions	Dates

Robert Lazzeri	PantaStar Communications, Inc. (PNTA)	CEO and Director	October 1999 through April 1, 2002
	Birch Branch, Inc. (BHBH)	CFO and Director	December 2006 through present

Derold Kelly	New Bridge Products, Inc. (NBPI)	Secretary/Treasurer and Director	1995 - 2001
	Care Concepts, Inc. (CARC)	Treasurer and Director	1985 – 1995
	NB Reorganization, Inc. (NBRC)	Treasurer and Director	Sept. 2001 through Nov. 2002
	NB Acquisitions, Inc. (NBAI)	Treasurer and Director	Sept. 2001 through March 2004
	NB Design & License, Inc., (NBDLI)	Treasurer and Director	1995 to present

Item 6.

Executive Compensation

Our officers and directors do not receive any compensation for services rendered, have not received such compensation in the past, and are not accruing any compensation pursuant to any agreement with our Company.  Our officers and directors are reimbursed for expenses incurred on our behalf.  Our officers and directors will not receive any finder’s fee as a result of their efforts to implement the business plan outlined herein.  However, our officers and directors anticipate receiving benefits as beneficial shareholders of our common stock.

We have not adopted any retirement, pension, profit sharing, stock option or insurance programs or other similar programs for the benefit of our employees.

Compensation of Directors

None.

Employment Contracts and Termination of Employment and Change in Control Arrangement

There are no employment contracts between the Company and any of its officers or directors.

There are no compensatory plans or arrangements, including payments to be received from the Company, with respect to any person named in Cash Compensation set out above which would in any way result in payments to any such person’s employment with the Company or any change in control of the Company, or a change in the person’s responsibilities following a change in control of the Company.

No retirement, pension, profit sharing, or insurance programs or other similar programs have been adopted by the Company for the benefit of its employees.

Item 7.

Certain Relationships and Related Transactions

Our policy is that a contract or transaction either between the Company and a director, or between a director and another company in which he is financially interested is not necessarily void or voidable if the relationship or interest is disclosed or known to the board of directors and the stockholders are entitled to vote on the issue, or if it is fair and reasonable to our company.

In the fourth quarter of 2006, the Company began accruing $1,500 per month reimbursement for out-of-pocket office expenses such as telephone, postage and supplies and administrative support to a company controlled by a stockholder of the Company. $4,500 was payable to the related company as of December 31, 2006.  As of March 31, 2007, $5,294 was payable to the related company.

Item 8.

Description of Securities

COMMON STOCK

We are authorized to issue up to 60,000,000 shares of common stock, $0.0001 par value.   As of the date of this registration statement, there are 1,200,028 shares of common stock issued and outstanding.  We have approximately 105 shareholders.

The holders of common stock are entitled to one vote per share on each matter submitted to a vote of stockholders.  In the event of liquidation, holders of common stock are entitled to share ratably in the distribution of assets remaining after payment of liabilities, if any.  Holders of common stock have no cumulative voting rights and the holders of a majority of the outstanding shares have the ability to elect all of the directors.  Holders of common stock have no preemptive or other rights to subscribe for shares.  Holders of common stock are entitled to such dividends as may be declared by the board of directors out of funds legally available for dividends.  The outstanding common stock is, validly issued, fully paid and non-assessable.

PREFERRED STOCK

We are authorized to issue up to 10,000,000 shares of preferred stock, no stated value.  As of the date of this registration statement, there are no shares of preferred stock issued and outstanding.  Our preferred stock may be issued in one or more series at the discretion of the board of directors.

WARRANTS

On September 26, 2002, we issued the following common stock warrants:

Series	Number of Shares	Exercise Price	Expiration Date*

A	1,000,028	$2.00	December 31, 2008
B	1,000,028	$2.00	December 31, 2008
C	1,000,028	$4.00	December 31, 2008
D	1,000,028	$4.00	December 31, 2008
E	1,000,028	$6.00	December 31, 2008
F	1,000,028	$6.00	December 31, 2008

* Extended from original expiration date by the Board of Directors.

DIVIDENDS

Dividends, if any, will be contingent upon the Company's revenues and earnings, if any, capital requirements and financial conditions. The payment of dividends, if any, will be within the discretion of the Company's Board of Directors. The Company presently intends to retain all earnings, if any, for use in its business operations and accordingly, the Board of Directors does not anticipate declaring any dividends prior to a business combination.

RESTRICTIONS ON TRANSFERS OF SECURITIES PRIOR TO BUSINESS COMBINATION

The proposed business activities described herein classify the Company as a blank check company. See "GLOSSARY". The Securities and Exchange Commission and many states have enacted statutes, rules and regulations limiting the sale of securities of blank check companies. Management does not intend to undertake any efforts to cause a market to develop in the Company's securities until such time as the Company has successfully implemented its business plan described herein. Accordingly, the majority shareholder of the Company has executed and delivered a "lock-up" letter agreement, affirming that such shareholder shall not sell their shares of the Company's common stock except in connection with or following completion of a merger or acquisition resulting in the Company no longer being classified as a blank check company. The shareholders have deposited their stock certificates with the Company's management, who will not release the certificates except in connection with or following the completion of a merger or acquisition.

TRADING OF SECURITIES IN SECONDARY MARKET

The National Securities Market Improvement Act of 1996 limited the authority of states to impose restrictions upon sales of securities made pursuant to Sections 4(1) and 4(3) of the Securities Act of 1933, as amended (the “Securities Act”) of companies which file reports under Sections 13 or 15(d) of the Securities Exchange Act. The Company files such reports. As a result, sales of the Company's common stock in the secondary trading market by the holders thereof may be made pursuant to Section 4(1) of the Securities Act (sales other than by an issuer, underwriter or broker). If, after a merger or acquisition, the Company does not meet the qualifications for listing on the Nasdaq SmallCap Market, the Company's securities may be traded in the over-the-counter (“OTC”) market. The OTC market differs from national and regional stock exchanges in that it (1) is not sited in a single location but operates through communication of bids, offers and confirmations between broker-dealers and (2) securities admitted to quotation are offered by one or more broker-dealers rather than the “specialist” common to stock exchanges. The Company may apply for listing on the NASD OTC Bulletin Board.  The Company already offers its securities in what are commonly referred to as the “pink sheets” of the National Quotation Bureau, Inc. and is listed under the symbol “NBMF.”  To qualify for listing on the NASD OTC Bulletin Board, an equity security must have one registered broker-dealer, known as the market maker, willing to list bid or sale quotations and to sponsor the company for listing on the Bulletin Board.

TRANSFER AGENT

Corporate Stock Transfer, Inc., 3200 Cherry Creek Dr., S., #430, Denver, CO 80209, is the Company’s transfer agent.

GLOSSARY

“Blank Check” Company. As defined in Section 7(b)(3) of the Securities Act, a “blank check” company is a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies and is issuing “penny stock” securities as defined in Rule 3a51-1 of the Exchange Act.

“Penny Stock” Security. As defined in Rule 3a51-1 of the Exchange Act, a “penny stock” security is any equity security other than a security (i) that is a reported security (ii) that is issued by an investment company (iii) that is a put or call issued by the Option Clearing Corporation (iv) that has a price of $5.00 or more (except for purposes of Rule 419 of the Securities Act) (v) that is registered on a national securities exchange (vi) that is authorized for quotation on the Nasdaq Stock Market, unless other provisions of Rule 3a51-1 are not satisfied, or (vii) that is issued by an issuer with (a) net tangible assets in excess of $2,000,000, if in continuous operation for more than three years or $5,000,000 if in operation for less than three years or (b) average revenue of at least $6,000,000 for the last three years.

“Securities Act.” The Securities Act of 1933, as amended.

“Small Business Issuer.” As defined in Rule 12b-2 of the Exchange Act, a "Small Business Issuer" is an entity (i) which has revenues of less than $25,000,000 (ii) whose public float (the outstanding securities not held by affiliates) has a value of less than $25,000,000 (iii) which is a United States or Canadian issuer (iv) which is not an Investment Company and (v) if a majority-owned subsidiary, whose parent corporation is also a small business issuer.

PART II

Item 1.

Market Price of and Dividends on the Registrant’s Common Equity and Other Shareholder Matters

MARKET PRICE

We received a listing on the Pink Sheets under the symbol “NBMF” in February 2007.  We have not had any active trading in our stock as of the date of this report.

As of May 31, 2007 there were 105 shareholders of record holding 1,200,028 shares of common stock. The holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. Holders of the common stock have no preemptive rights and no right to convert their common stock into any other securities. There are no redemption or sinking fund provisions applicable to the common stock.

We have not paid, nor declared, any dividends since our inception and do not intend to declare any such dividends in the foreseeable future. Our ability to pay dividends is subject to limitations imposed by Nevada law. Under Nevada law, dividends may be paid to the extent that a corporation’s assets exceed its liabilities and it is able to pay its debts as they become due in the usual course of business.

There is no trading market for the Company's Common Stock at present and there has been no trading market to date. There is no assurance that a trading market will ever develop or, if such a market does develop, that it will continue. The Securities and Exchange Commission has adopted Rule 15g-9 which establishes the definition of a “penny stock,” for purposes relevant to the Company, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require: (i) that a broker or dealer approve a person's account for transactions in penny stocks and (ii) the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased. In order to approve a person's account for transactions in penny stocks, the broker or dealer must (i) obtain financial information and investment experience and objectives of the person; and (ii) make a reasonable determination that the transactions in penny stocks are suitable for that person and that person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks. The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prepared by the Commission relating to the penny stock market, which, in highlight form, (i) sets forth the basis on which the broker or dealer made the suitability determination and (ii) that the broker or dealer received a signed, written agreement from the investor prior to the transaction. Disclosure also has to be made about the risks of investing in penny stocks in both public offerings and in secondary trading, and about commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks. In order to qualify for listing on the Nasdaq SmallCap Market, a company must have at least (i) net tangible assets of $4,000,000or market capitalization of $50,000,000 or net income for two of the last three years of $750,000; (ii) public float of 1,000,000 shares with a market value of $5,000,000; (iii) a bid price of $4.00; (iv)three market makers; (v) 300 shareholders and (vi) an operating history of one year or, if less than one year, $50,000,000 in market capitalization. For continued listing on the Nasdaq Small Cap Market, a company must have at least (i) net tangible assets of$2,000,000 or market capitalization of $35,000,000 or net income for two of the last three years of $500,000; (ii) a public float of500,000 shares with a market value of $1,000,000; (iii) a bid price of $1.00; (iv) two market makers; and (v) 300 shareholders.

If, after a merger or acquisition, the Company does not meet the qualifications for listing on the Nasdaq SmallCap Market, the Company's securities may be traded in the over-the-counter (“OTC”) market. The OTC market differs from national and regional stock exchanges in that it (1) is not sited in a single location but operates through communication of bids, offers and confirmations between broker-dealers and (2) securities admitted to quotation are offered by one or more broker-dealers rather than the “specialist” common to stock exchanges. The Company may apply for listing on the NASD OTC Bulletin Board or may offer its securities in what are commonly referred to as the “pink sheets” of the National Quotation Bureau, Inc. To qualify for listing on the NASD OTC Bulletin Board, an equity security must have one registered broker-dealer, known as the market maker, willing to list bid or sale quotations and to sponsor the company for listing on the Bulletin Board. If the Company is unable initially to satisfy the requirements for quotation on the Nasdaq SmallCap Market or becomes unable to satisfy the requirements for continued quotation thereon, and trading, if any, is conducted in the OTC market, a shareholder may find it more difficult to dispose of, or to obtain accurate quotations as to the market value of, the Company's securities.

HOLDERS

There are approximately 105 holders of the Company's Common Stock.   As noted in the Reorganization Plan “securities issued by a debtor in a Chapter 11 reorganization to a creditor on account of a claim may be resold by such recipient without further registration under the Securities Act of 1933 or other laws, in reliance on the exemption from registration provided in the Bankruptcy Code.” This exemption was also confirmed in the courts ORDER AND FINAL DECREE, dated October 30, 2002, were it is noted that the shares of common stock and warrants issued under the Plan shall be issued pursuant to the exemptions provide by 11 U.S.C. 1145(a) and without any restrictive stock legend, in conformance with all applicable securities laws.

DIVIDENDS

The Company has not paid any dividends to date, and has no plans to do so in the immediate future.

Item 2.

Legal Proceedings

There is no litigation pending or threatened by or against the Company.

Item 3.

Changes in and Disagreements with Accountants

The Company has not changed accountants since its formation and there are no disagreements with the findings of its accountants.

Item 4.

Recent Sales of Unregistered Securities

During the past three years, the Company has not sold securities that were not registered.

Item 5.

Indemnification of Directors and Officers

Our Company’s charter provides that, to the fullest extent that limitations on the liability of directors and officers are permitted by the Nevada Revised Statutes, no director or officer of the company shall have any liability to the company or its stockholders for monetary damages.  The Nevada Revised Statutes provide that a corporation’s charter may include a provision which restricts or limits the liability of its directors or officers to the corporation or its stockholders for money damages except:  (1) to the extent that it is provided that the person actually received an improper benefit or profit in money, property or services, for the amount of the benefit or profit in money, property or services actually received, or (2) to the extent that a judgment or other final adjudication adverse to the person is entered in a proceeding based on a finding in the proceeding that the person’s action, or failure to act, was the result of active and deliberate dishonesty and was material to the cause of action adjudicated in the proceeding. The Company’s charter and bylaws provide that the company shall indemnify and advance expenses to its currently acting and its former directors to the fullest extent permitted by the Nevada Revised Business Corporations Act and that the company shall indemnify and advance expenses to its officers to the same extent as its directors and to such further extent as is consistent with law.

The charter and bylaws provide that we will indemnify our directors and officers and may indemnify our employees or agents to the fullest extent permitted by law against liabilities and expenses incurred in connection with litigation in which they may be involved because of their offices with Hardwood Doors.  However, nothing in our charter or bylaws of the Company protects or indemnifies a director, officer, employee or agent against any liability to which he would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office.  To the extent that a director has been successful in defense of any proceeding, the Nevada Revised Statutes provide that he shall be indemnified against reasonable expenses incurred in connection therewith.

INSOFAR AS INDEMNIFICATION FOR LIABILITIES ARISING UNDER THE SECURITIES ACT OF 1933, AS AMENDED, MAY BE PERMITTED TO DIRECTORS, OFFICERS OR PERSONS CONTROLLING THE COMPANY PURSUANT TO THE FOREGOING PROVISIONS, IT IS THE OPINION OF THE SECURITIES AND EXCHANGE COMMISSION THAT SUCH INDEMNIFICATION IS AGAINST PUBLIC POLICY AS EXPRESSED IN THE ACT AND IS THEREFORE UNENFORCEABLE.

Reports to Security Holders

Prior to the filing of this registration statement on Form 10-SB, the Company was not subject to the reporting requirements of Section 12(a) or 15(d) of the Exchange Act.  Upon effectiveness of this registration statement, the Company will file annual and quarterly reports with the Securities and Exchange Commission (“SEC”).  The public may read and copy any materials filed by the Company with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, DC 20549.  The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.  The Company is an electronic filer and the SEC maintains an Internet site that contains reports and other information regarding the Company that may be viewed at http://www.sec.gov.

PART F/S

WEAVER & MARTIN

Report of Independent Registered Public Accounting Firm

Stockholders and Directors

NB Manufacturing, Inc. (A Development Stage Company)

We have audited the accompanying balance sheets of NB Manufacturing, Inc. (A Development Stage Company) as of December 31, 2006 and 2005, and the related statements of operations, shareholders’ deficit, and cash flows for each of the two years in the period ended December 31, 2006, and from September 19, 2001 (Date of Inception) to December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of NB Manufacturing, Inc. (A Development Stage Company) as of December 31, 2006 and 2005, and the results of its operations and cash flows for the period from September 19, 2001 (Date of Inception) to December 31, 2006, in conformity with U.S. generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has had limited operations and has not commenced planned principal operations. This raises substantial doubt about the Company’s ability to continue as a going concern. Management’s plans with regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Weaver & Martin

Weaver & Martin, LLC

Kansas City, Missouri

April 19, 2007

Certified Public Accountants & Consultants

411 Valentine, Suite 300

Kansas City, Missouri 64111

Phone:     (816) 756-5525

Fax:     (816) 756-2252

NB MANUFACTURING, INC.

(A DEVELOPMENT STAGE COMPANY)

BALANCE SHEETS

DECEMBER 31, 2006 AND 2005

	2006	2005

TOTAL ASSETS	$-	$-

LIABILITIES
Accounts payable	$4,725	$2,500

STOCKHOLDERS’(DEFICIT):
Preferred stock,10,000,000 shares
authorized,$.0001 par value;
0 shares issued and outstanding

Common stock, 60,000,000 shares
Authorized; $.0001 par value;
1,000,028 shares issued and
outstanding	100	100
Additional paid-in capital	22,156	14,466
Deficit accumulated during the
development stage	(26,981)	(17,066)

Total stockholders’(deficit)	(4,725)	(2,500)

TOTAL LIABILITIES AND
STOCKHOLDERS’(DEFICIT)	$-	$-

See accompanying notes.

NB MANUFACTURING, INC.

(A DEVELOPMENT STAGE COMPANY)

STATEMENTS OF OPERATIONS

FOR THE PERIOD FROM SEPTEMBER 19, 2001 (DATE OF INCEPTION) THROUGH

DECEMBER 31, 2006

			For the Period from
			September 19, 2001
	Year Ended,		(Date of Inception)
	December 31,		through
	2006	2005	December 31, 2006

REVENUES	$-	$-	$-

OPERATING EXPENSES	9,915	12,146	26,981

NET (LOSS)	$(9,915)	$(12,146)	$(26,981)

NET (LOSS) PER
COMMON SHARE

Basic and Diluted	$(.01)	$(.01)

WEIGHTED AVERAGE NUMBER
OF COMMON SHARES
OUTSTANDING

Basic and Diluted	1,000,028	1,000,028

See accompanying notes

NB MANUFACTURING, INC.

(A DEVELOPMENT STAGE COMPANY)

STATEMENTS OF STOCKHOLDERS’ (DEFICIT)

FOR THE PERIOD FROM SEPTEMBER 19, 2001 (DATE OF INCEPTION) THROUGH

DECEMBER 31, 2006

						Deficit
	Preferred Stock		Common Stock		Additional	Accumulated During
	Shares	Amount	Shares	Amount	Paid-In Capital	Development Stage	Total
BALANCE,JANUARY 1,
2004	-	$ -	1,000,028	$ 100	$ 100	$ -	$ -

EXPENSES PAID BY
STOCKHOLDER AND
DONATED TO THE
COMPANY	-	-	-	-	4,920	-	4,920

NET(LOSS)FOR THE
YEAR ENDED
DECEMBER 31, 2004	-	-	-	-	-	(4,920)	(4,920)

BALANCE DECEMBER 31,
2004	-	-	1,000,028	100	4,820	(4,920)	-

EXPENSES PAID BY
STOCKHOLDERS AND
DONATED TO THE
COMPANY	-	-	-	-	9,646	-	9,646

NET(LOSS)FOR THE
YEAR ENDED
DECEMBER 31, 2005	-	-	-	-	-	(12,146)	(12,146)

BALANCE DECEMBER 31,
2005	-	-	1,000,028	100	14,466	(17,066)	(2,500)

EXPENSES PAID BY
STOCKHOLDERS AND
DONATED TO THE
COMPANY	-	-	-	-	7,690	-	7,690

NET(LOSS)FOR THE
YEAR ENDED
DECEMBER 31, 2006	-	-	-	-	-	(9,915)	(9,915)

BALANCE,
DECEMBER 31, 2006	-	$ -	1,000,028	$ 100	$ 22,156	$ (26,981)	$ (4,725)

See accompanying notes

NB MANUFACTURING, INC.

(A DEVELOPMENT STAGE COMPANY)

STATEMENTS OF CASH FLOWS

FOR THE PERIOD FROM SEPTEMBER 19, 2001 (DATE OF INCEPTION) THROUGH

DECEMBER 31, 2006

			September 19, 2001
	Year Ended,		(Date of Inception)
	December, 31		through
	2006	2005	December 31, 2006

CASH FLOWS FROM
OPERATING ACTIVITIES:
Net(loss)	$(9,915)	$(12,146)	$(26,981)
Adjustments to reconcile
net(loss) to net cash
used by operating
activities:
Expenses paid by
stockholders and
donated to the
company	7,690	9,646	22,256
Changes in operating
liabilities:
Accounts payable	2,225	2,500	4,725

NET CASH USED BY
OPERATING ACTIVITIES	-	-	-

CASH FLOWS FROM
INVESTING ACTIVITIES:	-	-	-

CASH FLOWS FROM
FINANCING ACTIVITIES:	-	-	-

NET INCREASE IN CASH
AND CASH EQUIVALENTS	-	-	-

CASH AND CASH EQUIVALENTS,
AT BEGINNING OF YEAR	-	-	-

CASH AND CASH EQUIVALENTS,
AT END OF YEAR	$-	$-	$-

See accompanying notes.

NB MANUFACTURING, INC.

(A DEVELOPMENT STAGE COMPANY)

STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE PERIOD FROM SEPTEMBER 19, 2001 (DATE OF INCEPTION) THROUGH

DECEMBER 31, 2006

			September 19, 2001
			(Date of Inception)
			to
	2006	2005	December 31, 2006

SUPPLEMENTAL DISCLOSURE OF
CASH FLOW INFORMATION

CASH PAID DURING THE
YEAR FOR:
Interest	$-	$-	$-
Taxes	$-	$-	$-

NON-CASH
OPERATING ACTIVITIES:
Expenses paid by
stockholders and
donated to the company	$7,690	$9,646	$22,256

See accompanying notes.

NB MANUFACTURING, INC.

(A DEVELOPMENT STAGE COMPANY)

NOTES TO FINANCIAL STATEMENTS

1.

NATURE OF BUSINESS AND HISTORY OF COMPANY

NB Manufacturing, Inc.(the “Company”) was incorporated on September 19, 2001 in the state of Nevada as a stipulation in the Final Decree in Bankruptcy of New Bridge Products, Inc.  The creditors of New Bridge Products, Inc. received 1,000,028 shares of NB Manufacturing, Inc. and warrants to purchase an additional 6,000,168 shares on September 26, 2002 in final payment of the funds they were owed from New Bridge Products, Inc.

The original purpose of the Company was to provide manufacturing services related to the business of New Bridge Products, Inc. The Company’s current operations consist of primarily professional fees to maintain the corporate shell.

Basis of Presentation – The Company’s financial statements have been prepared on an accrual basis of accounting, in conformity with accounting principles generally accepted in the United States of America. These principles contemplate the realization of assets and liquidation of liabilities in the normal course of business.

Net(Loss)Per Share – The Company adopted Statement of Financial Accounting Standards No. 128 that requires the reporting of both basic and diluted earnings (loss) per share. Basic earnings(loss) per share is computed by dividing net income(loss)available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted earnings(loss) per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock. In accordance with FASB 128, any anti-dilutive effects on net income(loss) per share are excluded.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NB MANUFACTURING, INC.

(A DEVELOPMENT STAGE COMPANY)

NOTES TO FINANCIAL STATEMENTS

2.

GOING CONCERN

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business.

The Company’s development activities since inception have been financially sustained through stockholder donations to the Company.

The ability of the Company to continue as a going concern is dependent upon its ability to find a suitable acquisition/merger candidate, raise additional capital from the sale of common stock and, ultimately, the achievement of significant operating revenues. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to recover the value of its assets or satisfy its liabilities.

NB MANUFACTURING, INC.

(A DEVELOPMENT STAGE COMPANY)

NOTES TO FINANCIAL STATEMENTS

3.

INCOME TAXES

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Significant components of the Company’s deferred assets and liabilities are as follows:

	2006	2005
Deferred tax assets:
Net operating loss carryforwards	$26,981	$17,066
Valuation allowance for deferred tax assets	26,981	17,066

Net deferred tax assets	$-	$-

The reconciliation of income tax benefit computed at the federal tax rate of 34% is as follows:

	2006	2005

Tax benefit at statutory rate	$9,200	$5,800
Valuation allowance adjustment	9,200	5,800

Income tax benefit	$-	$-

A summary of the valuation allowance
is as follows:
	2006	2005

Balance at beginning of year	$5,800	$1,700
Additional for year	3,400	4,100

Balance at end of year	$9,200	$5,800

The Company has the following tax carry forwards at December 31, 2006:

Year	Amount	Expiration Date

Net operating loss
December 31, 2004	$4,920	December 31, 2024
December 31, 2005	12,146	December 31, 2025
December 31, 2006	9,915	December 31, 2026

Total	$26,981

The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences become deductible. Future changes in ownership may limit the ability of the Company to utilize these net operating loss carry forwards prior to their expiration.

NB MANUFACTURING, INC.

(A DEVELOPMENT STAGE COMPANY)

NOTES TO FINANCIAL STATEMENTS

4.

PREFERRED STOCK

The Company has not assigned any preference rights to the preferred stock.

5.

EXPENSES PAID BY STOCKHOLDER AND DONATED TO THE COMPANY

Two stockholders of the Company paid expenses totaling $7,690 and $9,646 in 2006 and 2005 respectively. Both have agreed not to be reimbursed for the payments and to consider the payments as capital donated to the Company.

Certain stockholders provided office and other administrative related expenses to the Company in part of 2006 and all of 2005. The Company estimated the fair value of the services was $4,500 in 2006 and $1,000 in 2005.

6.

RELATED PARTIES

In the fourth quarter of 2006, the Company began accruing $1,500 per month reimbursement for out-of-pocket office expenses such as telephone, postage and supplies and administrative support to a company controlled by a stockholder of the Company. $4,500 was payable to the related company as of December 31, 2006.

7.

COMMON STOCK WARRANTS

On September 26, 2002(amended on December 15, 2006 to expire December 31, 2008) the Company issued the following common stock warrants:

Number
of Shares	Exercise Price	Expiration Date

1,000,028	$2.00	December 31, 2008
1,000,028	$2.00	December 31, 2008
1,000,028	$4.00	December 31, 2008
1,000,028	$4.00	December 31, 2008
1,000,028	$6.00	December 31, 2008
1,000,028	$6.00	December 31, 2008

NB MANUFACTURING, INC.

FINANCIAL STATEMENTS

Three Months Ended March 31, 2007

NB MANUFACTURING, INC.

BALANCE SHEET

MARCH 31, 2007

TOTAL ASSETS	$-

LIABILITIES
Accounts payable	$10,019

STOCKHOLDERS’(DEFICIT):
Preferred stock,10,000,000 shares
authorized,$.001 par value;
–0- shares issued and outstanding	-

Common stock, 60,000,000 shares
authorized; $.0001 par value;
1,000,028 shares issued and
outstanding	100
Additional paid-in capital	22,867
Deficit accumulated during the
development stage	(32,986)

Total stockholders’(deficit)	(10,019)

TOTAL LIABILITIES AND
STOCKHOLDERS’(DEFICIT)	$-

NB MANUFACTURING, INC.

STATEMENT OF OPERATIONS

FOR THE PERIOD ENDING MARCH 31, 2007

REVENUES	$-

OPERATING EXPENSES	6,005

NET (LOSS)	$(6,005)

NET (LOSS) PER
COMMON SHARE

Basic and Diluted	$(.006)

WEIGHTED AVERAGE NUMBER
OF COMMON SHARES
OUTSTANDING

Basic and Diluted	1,000,028

NB MANUFACTURING, INC.

STATEMENT OF CASH FLOWS

FOR THE PERIOD FROM JANUARY 1, 2007 TO MARCH 31, 2007

CASH FLOWS FROM
OPERATING ACTIVITIES:
Net(loss)	$(6,005)
Adjustments to reconcile
net(loss) to net cash
used by operating
activities:
Expenses paid by
stockholders and
donated to the
company	711
Changes in operating
liabilities:
Accounts payable	5,294

NET CASH USED BY
OPERATING ACTIVITIES	-

CASH FLOWS FROM
INVESTING ACTIVITIES:	-

CASH FLOWS FROM
FINANCING ACTIVITIES:	-

NET INCREASE IN CASH
AND CASH EQUIVALENTS	-

CASH AND CASH EQUIVALENTS,
AT BEGINNING OF QUARTER	-

CASH AND CASH EQUIVALENTS,
AT END OF QUARTER	$-

NB MANUFACTURING, INC.

STATEMENT OF STOCKHOLER’S (DEFICIT)

FOR THE PERIOD FROM January 1, 2007 TO March 31, 2007

						Deficit
	Preferred Stock		Common Stock		Additional	Accumulated During
	Shares	Amount	Shares	Amount	Paid-In Capital	Development Stage	Total
BALANCE
January 1, 2007	-	$ -	1,000,028	$ 100	$ 22,156	$ (26,981)	$ (4,725)

EXPENSES PAID BY
STOCKHOLDER AND
DONATED TO THE
COMPANY	-	-	-	-	711	-	711

NET(LOSS)FOR THE
QUARTER ENDED
MARCH 31, 2007	-	-	-	-	-	(6.005)	(6,005)

BALANCE
MARCH 31, 2007	-	$ -	1,000,028	$ 100	$ 22,867	$ (32,986)	$ (10,019)

NB MANUFACTURING, INC.

NOTES TO UNAUDITED FINANCIAL STATEMENTS
March 31, 2007

Note 1 - Basis of Presentation

The accompanying unaudited condensed financial statements have been prepared by management and, therefore, do not include all information and footnotes required by generally accepted accounting principles and should, therefore, be read in conjunction with the Company’s audited financial statements for the year ended December 31, 2006, filed with the Securities and Exchange Commission on Form 10-SB.  These statements do include all normal recurring adjustments which the Company believes necessary for a fair presentation of the statements.  The interim operations are not necessarily indicative of the results to be expected for the full year ended December 31, 2007.

Note 2 – Additional Footnotes Included By Reference

There have been no other material changes in the information disclosed in the notes to the financial statements included in the Company’s Form 10-SB which includes audited financial statements for the year ended December 31, 2006, filed with the Securities and Exchange Commission.   Therefore, those footnotes are included herein by reference.

Note 3 - Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business.

The Company’s development activities since inception have been financially sustained through stockholder donations to the Company.

The ability of the Company to continue as a going concern is dependent upon its ability to find a suitable acquisition/merger candidate, raise additional capital from the sale of common stock and, ultimately, the achievement of significant operating revenues. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to recover the value of its assets or satisfy its liabilities.

The Company’s ability to continue as a going concern is subject to obtaining necessary funding from outside sources.

PART III

Item 1.  Index and Description of Exhibits.

Exhibit

Number

Title of Document

Location

3.01

Articles of Incorporation

Attached

3.05

Bylaws

Attached

SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf, thereunto duly authorized.

    NB MANUFACTURING, INC.

Date: June 4, 2007

By: Robert Lazzeri

Robert Lazzeri

President and Principal Executive Officer

Date: June 4, 2007

By: Derold L. Kelley

Derold L. Kelley

Principal Financial Officer